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NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR A SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON
November 2, 2010

These materials are important and require your immediate attention.

They require unitholders of Brookfield Infrastructure Partners L.P. (the "Partnership") to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

THE BOARD OF DIRECTORS OF BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED, THE GENERAL PARTNER OF THE PARTNERSHIP, UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE FOR THE MATTERS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR.

September 30, 2010

September 30, 2010

Dear Unitholder:

        You are invited to attend a special meeting (the "Meeting") of holders of limited partnership units ("Units") of Brookfield Infrastructure Partners L.P. (the "Partnership") and holders of redeemable partnership units ("RPUs") of Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which are effectively exchangeable for Units on a one-for-one basis (collectively, the "Unitholders"), to be held on November 2, 2010 at 11:00 a.m. (Eastern Daylight Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York.

        On August 23, 2010, the Partnership entered into an agreement with Prime Infrastructure Holdings Limited, in its own capacity and as responsible entity of Prime Infrastructure Trust and Prime Infrastructure Trust 2 (collectively, "Prime") to create a leading global infrastructure company, in a transaction with an implied value of A$1.6 billion (US$1.4 billion) for Prime (the "Prime Acquisition"). Under the terms of the Prime Acquisition, the holders of the 60.1% of Prime stapled securities (each a "Prime Security" and collectively, the "Prime Securities") not held by us will receive 0.24 Units for each Prime Security held, representing a value of A$4.60 per Prime Security based on the value of Units on August 20, 2010, the last trading day prior to announcement of the Prime Acquisition and an Australian Dollar to U.S. Dollar exchange rate of 0.8939. The Prime Acquisition will be effected either through a scheme of arrangement (the "Scheme") or, if the Scheme is unsuccessful, through a take-over bid (the "Bid") for any and all Prime Securities not held by us. Upon successful completion of the Scheme, the Partnership will increase its ownership of Prime from 39.9% to 100% or, in the alternative, upon successful completion of the any or all Bid, the Partnership will increase its ownership based upon the number of Prime Securities tendered, up to 100%. The Prime Acquisition is subject to several conditions including (in the case of the Scheme) approval of holders of Prime Securities ("Prime Securityholders"), regulatory and third party approvals and consents and Prime not proceeding with a superior proposal. If the Prime Acquisition results in the Partnership acquiring 100% of the Prime Securities, it is estimated that a total of up to 51 million Units will be issued in connection with the Prime Acquisition, representing an estimated 50% of the outstanding Units (after giving effect to the exchange of the currently outstanding RPUs).

        In addition, to accommodate holders of smaller numbers of Prime Securities and holders in jurisdictions where the issuance of Units would be illegal or impractical, Prime Securityholders will be able to elect (and in some jurisdictions will be required) to participate in liquidity facilities that allow them to receive a cash payment in lieu of Units in exchange for his or her Prime Securities. In order to support these liquidity facilities, Brookfield Asset Management Inc. ("Brookfield Asset Management") has provided equity commitments of up to US$300 million, in aggregate (the "Equity Commitments" and, together with the Prime Acquisition, the "Transaction"). Of the 51 million Units that we estimate will be issued in connection with the Prime Acquisition, it is estimated that a maximum of 18 million Units or RPUs will be issued pursuant to the Equity Commitments, representing an estimated 17% of the outstanding Units (after giving effect to the exchange of the outstanding RPUs).

        The aggregate dilution to the outstanding Units will not be determined until closing of the Transaction. Following completion of the Transaction, and assuming full draw down of the Equity Commitments, Brookfield Asset Management and its affiliates will have an effective approximate 39% interest in the Partnership.

        At the Meeting, you will be asked to consider and vote upon a resolution (the "Resolution") to approve the issuance of Units (and/or RPUs) pursuant to the Transaction.

i

        We have carefully reviewed the Transaction and believe that it is in the best interests of the Partnership.

        The accompanying management information circular (the "Circular") describes the terms of the Transaction. Please give this material your careful consideration and, if you require assistance, consult your financial or other professional advisors.

        The directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, have approved the Prime Acquisition and the Equity Commitments, subject to Unitholder approval, and are unanimously recommending that Unitholders vote in favour of the Resolution.

        Time is of the essence. It is recommended that you vote by telephone or Internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your Units in the same manner as if you mark, sign and return your proxy card. If you vote by telephone or Internet, your vote must be received before 11:59 p.m. (Eastern Daylight Time) on the day before the Meeting.

Sincerely,

Derek Pannell
Chair of the Board of Directors Brookfield Infrastructure Partners Limited, as general partner and on behalf of Brookfield Infrastructure Partners L.P.

YOUR VOTE IS IMPORTANT

TO ENSURE THAT YOUR VOICE IS HEARD, PLEASE VOTE NOW BY FOLLOWING THE INSTRUCTIONS IN THE CIRCULAR.

In order for the Transaction to be completed, the Resolution must be approved by a majority of votes cast by Unitholders.

For more information about the Transaction please review the accompanying Circular and other documents referred to in this Circular and available on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

ii

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders of limited partnership units ("Units") of Brookfield Infrastructure Partners L.P. (the "Partnership") and holders of redeemable partnership units ("RPUs") of Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which are effectively exchangeable for Units on a one-for-one basis (collectively, the "Unitholders"), will be held on November 2, 2010 at 11:00 a.m. (Eastern Daylight Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York, for the following purposes:

  1.
  to consider, and if deemed appropriate, to adopt a resolution in the form annexed as Appendix A to the accompanying management information circular (the "Circular"), approving a transaction (the "Transaction") in which the Partnership will (i) issue Units to eligible holders of stapled securities (the "Prime Securities") of Prime Infrastructure Holdings Limited, in its own capacity and as responsible entity of Prime Infrastructure Trust and Prime Infrastructure Trust 2 pursuant to an acquisition of the Prime Securities not held by us, to be effected by way of a court approved scheme of arrangement or take-over bid (the "Prime Acquisition") and (ii) issue up to US$300 million of Units (or Brookfield Infrastructure will issue RPUs) to Brookfield Asset Management Inc. or one or more of its affiliates pursuant to equity commitments made to support the Prime Acquisition (the "Equity Commitments"); and

  2.
  to transact such other business as may properly come before the Meeting or any adjournment thereof.

        Brookfield Infrastructure Partners Limited, the general partner of the Partnership, has fixed September 17, 2010 as the record date for determining those Unitholders entitled to receive notice of and vote at the Meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting.

        If you are unable to attend the Meeting in person or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Only registered holders may attend and vote at the Meeting. Holders that hold their Units with a bank, broker or financial intermediary that wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the chairperson of the Meeting before the commencement of the Meeting or any adjournment thereof. If you are attending the Meeting in person, please arrive well in advance to ensure that your vote will be counted.

        Time is of the essence. It is recommended that you vote by telephone or Internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your Units in the same manner as if you mark, sign and return your proxy card. If you vote by telephone or Internet, your vote must be received before 11:59 p.m. (Eastern Daylight Time) on the day before the Meeting.

Hamilton, Bermuda September 30, 2010	By order of the Board of Directors of Brookfield Infrastructure Partners Limited, as general partner and on behalf of Brookfield Infrastructure Partners L.P.

Derek Pannell Chair

-iii-

-iv-

 MANAGEMENT INFORMATION CIRCULAR

September 30, 2010

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

        This management information circular (the "Circular") contains forward-looking statements and information concerning our business and operations, and the matters described herein and their impact on our business, operations, financial condition, and distribution policy. In some cases, you can identify forward looking statements by terms such as "believe," "expect," "will," "may," "estimate," "strategy," "plan," "potential," "enhance," "likely," "should," "could," "would," and "anticipate," or the negative of those terms or other comparable terminology. Although we believe that Brookfield Infrastructure Partners L.P.'s (the "Partnership") anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information.

        Factors that could cause our actual results to differ materially from those contemplated or implied by forward-looking statements and information include, but are not limited to: the Prime Acquisition may not be completed as planned; the Prime Acquisition may subject us to additional and heightened exposure to certain risks; the Prime Acquisition may give rise to increased exposure to Prime's contingent liabilities; integration risk; transaction costs; initial potential of high volumes of sale of Units issued under the Prime Acquisition; potential liabilities resulting from the increase in ownership of our Australian railroad operations; and risks and factors detailed from time to time in documents filed by the Partnership with securities regulatory authorities in Canada and the United States, including in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 3.D "Risk Factors". These factors and other risk factors, as described herein under "Risk Factors" and in documents filed by the Partnership with securities regulatory authorities in Canada and the United States, represent risks that the Partnership believes are material. Other factors not currently known to the Partnership or that the Partnership currently believes are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements and information contained herein. The Partnership disclaims any obligation to update publicly or to revise any of the forward-looking statements or information contained in this Circular, whether as a result of new information, future events or otherwise, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this Circular.

 CURRENCY

        Unless otherwise specified, all dollar amounts contained in this Circular are expressed in U.S. dollars and references to "dollars", "$" and "US$" are to U.S. dollars and all references to "A$" are to Australian dollars.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

FFO

        To measure performance, we focus on net income as well as funds from operations ("FFO"). We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items, as detailed in the "Reconciliation of Non-GAAP Financial Measures" section of our most recent Management's Discussion and Analysis ("MD&A"). FFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See "Reconciliation of Non-GAAP Financial Measures" in our most recent MD&A for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

EBITDA

        In addition, we focus on "EBITDA", which we define as earnings before interest, taxes, depreciation and amortization, as applicable. Like FFO, EBITDA is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA has limitations as an analytical tool. See our most recent MD&A for more information on this measure.

RESPONSIBILITY STATEMENT

        As disclosed in the Prime Documents (as defined below), Prime and the Prime Directors (as defined in the Prime Documents) have been solely responsible for preparing the Prime Information (as defined in the Prime Documents). The Partnership, Brookfield Infrastructure Partners Limited, the directors of Brookfield Infrastructure Partners Limited, and each of their officers and advisers do not assume any responsibility for the accuracy or completeness of the Prime Information.

        This management information circular does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Partnership in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. Securities may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act of 1933, as amended, and applicable U.S. state securities laws or pursuant to an exemption therefrom. Any public offering of any securities of the Partnership in the United States may only be made by means of a prospectus containing detailed information about the Partnership and its management as well as financial statements.

 QUESTIONS AND ANSWERS

        Set forth below are questions that you, as a Unitholder may have regarding the matters to be considered at the Meeting and the answers to those questions. We urge you to read carefully the remainder of this Circular because the information in this section does not provide all the information that might be important to you with respect to the Transaction. Capitalized terms that are used in this Questions and Answers section shall have the meaning ascribed to them in the text of this Circular.

Why am I receiving this information?

        This Circular provides a detailed description of the Transaction that we propose to undertake to create a leading global infrastructure company. The Transaction contemplates that holders of all Prime Securities not held by us will receive 0.24 Units for each Prime Security held, pursuant to the Scheme. If the Scheme is unsuccessful, we will acquire any and all Prime Securities not held by us that are tendered to the Bid. Upon successful completion of the Scheme, the Partnership will increase its ownership of Prime from 39.9% to 100% or, in the alternative, upon successful completion of the any or all Bid, the Partnership will increase its ownership based upon the number of Prime Securities tendered, up to 100%.

        Please give this material your careful consideration, and if you require assistance, consult your financial or other professional advisors.

        Your vote is extremely important, regardless of the number of Units you own. After reviewing this Circular, Unitholders are asked to cast their vote by following the instructions on the enclosed proxy or voting instruction form.

What are the rationale and benefits for the Prime Acquisition?

        We have carefully reviewed the Transaction and believe that it is in the best interests of the Partnership to participate in the Transaction.

        The Transaction is consistent with the Partnership's objectives and growth strategy. Since investing in the recapitalization of Babcock and Brown Infrastructure (now Prime) in November, 2009, the Partnership has been working closely with Prime management. As a result, we have developed a deep understanding of Prime's assets and believe that the respective groups are highly complementary. The Partnership sees a number of long term positive benefits arising from the Prime Acquisition, including:

  (i)
  significant anticipated FFO(1) accretion per Unit. Upon successfully completing the acquisition of 100% of the Prime Securities, the Partnership plans to increase its target annual distribution in calendar 2011 to US$1.24 per Unit (an increase of 13%), subject to board approval, based on business conditions at that time;

(1)
FFO is a non-IFRS measure. See "Cautionary Statement Regarding the Use of Non-IFRS Measures", above.

(ii)
expansion of our global franchise as a leading owner and operator of high quality, long-life infrastructure assets with increased scale and growth opportunities and increased access to both the debt and equity markets to fund such growth prospects;

(iii)
enhanced trading liquidity of Units within a combined enterprise having a market capitalization in excess of US$2.5 billion(2); and

(2)
Based on the sum of the fully-diluted number of outstanding Units (which includes Units and general partnership units of the Partnership) of approximately 106.7 million and the number of Units to be offered as consideration in connection with the Prime Acquisition of an estimated 51 million (calculated as the number of Prime Securities currently on issue that are not already held by us of 211.4 million multiplied by the exchange ratio of 0.24) multiplied by US$17.02, being the 5-day VWAP for one Unit on the NYSE for the 5 trading days ending immediately preceding August 23, 2010, the date on which we and Prime announced the Transaction and the Partnership and Brookfield Infrastructure delivered drawdown notices to Brookfield Asset Management under the Equity Commitments.

(iv)
a simplified ownership structure of the two businesses.

What are the specifics of the matter on which I am being asked to vote?

        Unitholders are being asked to consider, and if deemed appropriate, to adopt the Resolution, in the form annexed as Appendix A to the Circular. The Resolution approves the issuance of Units (and/or RPUs) in connection with the Transaction. The Transaction consists of the Prime Acquisition, pursuant to which the Partnership will exchange Units for each Prime Security not already held by us, and the Equity Commitments, pursuant to which the Partnership (or Brookfield Infrastructure) will issue up to US$300 million of Units (or RPUs) to Brookfield in connection with the Prime Acquisition. If the Prime Acquisition results in the Partnership acquiring 100% of the Prime Securities, it is estimated that a total of up to an estimated 51 million Units will be issued in connection with the Transaction, representing an estimated 50% of the outstanding Units (after giving effect to the exchange of the outstanding RPUs). In the event the Equity Commitments are fully drawn, an estimated 18 million of these Units (or RPUs) will be issued to Brookfield, representing an estimated 17% of the currently outstanding Units (after giving effect to the exchange of the currently outstanding RPUs).

        There are 105,625,900 Units currently outstanding (after giving effect to the exchange of the outstanding RPUs), comprised of 63,155,680 Units and 42,470,220 RPUs, which are effectively exchangeable for Units on a one-for-one basis and are the economic equivalent of Units. The subscription price of each Unit (or RPU) issued to Brookfield pursuant to Equity Commitments in consideration for cash provided to satisfy obligations under the Voluntary Liquidity Facility will be US$17.02 per Unit, which is equal to the VWAP for one Unit on the NYSE for the five trading days immediately preceding August 23, 2010, the date on which the Partnership and Brookfield Infrastructure delivered drawdown notices to Brookfield Asset Management under the Equity Commitments. In the event the Voluntary Liquidity Facility requires less than US$300 million of funding, the Implementation Agreement provides for the first US$50 million of the Equity Commitments used to fund the Compulsory Sales Facility (if any), to be subscribed for by Brookfield based on the same price as the price received by holders under the Compulsory Sales Facility, which is a price per Unit equal to the VWAP of Units over a period of 20 trading days on the NYSE beginning on a date specified by the Partnership (which will be no later than the day falling five trading days prior to the date the Australian courts issue the order approving the Scheme). Any other amounts funded will be at the same subscription price applicable to funding of the Voluntary Liquidity Facility.

What will the proceeds from the Equity Commitments be used for?

        Proceeds from the Equity Commitments will be used to pay cash consideration of up to US$300 million to Prime Securityholders who elect to receive cash for up to 4,000 Units per holder or to Prime Securityholders in jurisdictions where the issuance of Units would be illegal or impractical.

Why is shareholder approval of the share issuance required?

        Pursuant to the listing rules of the Toronto Stock Exchange (the "TSX"), a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the transaction exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. Because the Transaction will result in aggregate dilution of greater than 25%, Unitholder approval is required. The holders of RPUs are voting along with the holders of Units because the RPUs are effectively exchangeable for Units on a one-for-one basis and are the economic equivalent of Units. The rules of the TSX require that the issuances pursuant to the Transaction be approved by a majority of votes cast by Unitholders.

        Brookfield, BAM Investments Corp. and Partners Limited, which beneficially own, directly or indirectly, or exercise control or direction over 42,470,220 RPUs and 2,287,874 Units, representing approximately 42% of the outstanding Units eligible to vote on the Resolution, have expressed their intention to vote in favour of the Transaction.

When do you expect the Transaction to be completed?

        The Partnership and Prime expect to complete the Prime Acquisition in December 2010. However, the Prime Acquisition is subject to obtaining various approvals and other conditions, and it is possible that factors outside the control of both the Partnership and Prime could result in the Transaction being completed at a later time, or not at all.

        The issuance under the Equity Commitments is conditional upon, and will be completed concurrently with, the Prime Acquisition.

How will this affect the distributions I currently receive from the Partnership?

        Upon successfully completing the acquisition of 100% of the Prime Securities, the Partnership plans to increase its target annual distribution in calendar 2011 to US$1.24 per Unit (an increase of 13%), subject to board approval, based on business conditions at that time.

What will happen with the Transaction if Unitholder Approval is not obtained?

        If the Resolution is not approved by the Unitholders, the Transaction will not proceed.

Am I entitled to dissent rights?

        No. Unitholders are not entitled to dissent rights in connection with the actions to be taken at the Meeting.

When and where will the Meeting be held?

        The Meeting will be held on November 2, 2010 at 11:00 a.m. (Eastern Daylight Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York.

What constitutes a quorum?

        A quorum for the Meeting is two or more individuals present in person either holding personally or representing as proxies, in the aggregate, more than 20% of the total outstanding Units.

Who can vote?

        The Managing General Partner has fixed September 17, 2010 as the record date for determining those Unitholders entitled to receive notice and to vote at the Meeting. Only Unitholders of record at the close of business on September 17, 2010 will be entitled to notice of the Meeting or any adjournment or postponement thereof, and to vote at the Meeting. No persons becoming Unitholders of record after that time will be entitled to vote at the Meeting or any adjournment or postponement thereof.

        Only those Unitholders present in person or represented by proxy at the Meeting may have their votes counted in respect of the Resolution. In order to be adopted, the Resolution requires the approval of a majority of the votes cast by Unitholders present in person or represented by proxy at the Meeting.

How can I vote?

        Please ensure that you register your vote by following the instructions set out in this Circular and on your voting instruction form or proxy card. Voting is quick and easy, and your vote is important. See "Meeting and Voting Information — Voting of Units".

 SUMMARY

        The following is a summary of certain information contained elsewhere in this Circular and should be read together with the more detailed information appearing elsewhere in this Circular. Unitholders are urged to read this Circular in its entirety. Unless otherwise specified, all information in this Circular is given as at September 29, 2010.

        Unless the context requires otherwise, when used in this Circular, the terms "we, "us" and "our" refer to the Partnership, Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), the subsidiaries of Brookfield Infrastructure, from time to time, through which it indirectly holds all of our interests in the operating entities, and the operating entities, taken together. References to the term "operating entities" are to the entities which directly or indirectly hold our operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements.

Unitholder Meeting

Time, Date and Place of the Meeting

        The meeting of Unitholders will be held on November 2, 2010 at 11:00 a.m. (Eastern Daylight Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York (the "Meeting"). See "Meeting and Voting Information".

Record Date and Units Entitled to Vote

        Only registered holders of Units as at the close of business on September 17, 2010 (the "Record Date") who either personally attend the Meeting, who have completed and delivered a proxy card, or who have complied with the telephone and Internet voting procedures in the manner described in this Circular, will be entitled to vote or to have their Units voted at the Meeting. As of the Record Date, there were 63,155,680 issued and outstanding Units and 42,470,220 issued and outstanding redeemable partnership units ("RPUs") of Brookfield Infrastructure. An aggregate of 105,625,900 Units and RPUs are eligible to have their votes counted. See "Meeting and Voting Information".

Matters to be Acted on at the Meeting

        At the Meeting, Unitholders will be asked to vote upon, and if deemed appropriate, adopt a resolution (the "Resolution") in the form annexed to this Circular as Appendix A, to approve a transaction (the "Transaction") in which the Partnership will: (i) issue limited partnership units ("Units") of the Partnership to eligible holders of stapled securities (each a "Prime Security" and collectively, the "Prime Securities") of Prime Infrastructure Holdings Limited, in its own capacity and as responsible entity of Prime Infrastructure Trust and Prime Infrastructure Trust 2 (collectively, "Prime"), pursuant to an acquisition of the Prime Securities not held by us, to be effected by way of a court approved scheme of arrangement or take-over bid (the "Prime Acquisition"); and (ii) issue up to US$300 million of Units (or Brookfield Infrastructure will issue RPUs) to Brookfield Asset Management Inc. ("Brookfield Asset Management") or one or more of its affiliates pursuant to equity commitments made to support the Prime Acquisition (the "Equity Commitments"), proceeds of which will be used to fund the liquidity facilities referred to under "Agreements Relating to the Prime Acquisition and Equity Commitments".

        The directors of Brookfield Infrastructure Partners Limited (the "Managing General Partner"), the general partner of the Partnership, have approved the Prime Acquisition and the Equity Commitments, subject to Unitholder approval, and unanimously recommend that Unitholders vote FOR the Resolution at the Meeting.

Approvals Required

        The Resolution must be approved by a majority of the votes cast by Unitholders present in person or represented by proxy at the Meeting. This approval is required under the rules of the Toronto Stock Exchange ("TSX") even though the Units and RPUs are not generally voting securities and Unitholders are generally not entitled to participate in the management of the Partnership. See "Meeting and Voting Information — Approvals Required".

Brookfield Infrastructure Partners L.P.

        The Partnership and its related entities own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current business consists of the ownership and operation of premier utilities, fee for service, and timber assets in North and South America, Australasia, and Europe. We also seek acquisition opportunities in other infrastructure sectors with similar attributes.

        The Partnership is a publicly-traded reporting issuer on the New York Stock Exchange ("NYSE") and on the TSX under the symbols "BIP" and "BIP.UN", respectively. For additional information, see the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

The Prime Acquisition

        On August 23, 2010, the Partnership entered into an agreement with Prime to create a leading global infrastructure company, in a transaction with an implied value of A$1.6 billion (US$1.4 billion) for Prime (the "Prime Acquisition"). Under the terms of the Prime Acquisition, the holders of the 60.1% of Prime Securities not held by us will receive 0.24 Units for each Prime Security held, representing a value of A$4.60 per Prime Security based on the value of Units on August 20, 2010, the last trading day prior to announcement of the Prime Acquisition and an Australian Dollar to U.S. Dollar exchange rate of 0.8939. The Prime Acquisition will be effected either through a scheme of arrangement (the "Scheme") or, if the Scheme is unsuccessful, through a take-over bid (the "Bid") for any and all Prime Securities not held by us. Upon successful completion of the Scheme, the Partnership will increase its ownership of Prime from 39.9% to 100% or, in the alternative, upon successful completion of the any or all Bid, the Partnership will increase its ownership based upon the number of Prime Securities tendered, up to 100%.

        The Prime Acquisition is subject to several conditions including (in the case of the Scheme) approval of holders of Prime Securities ("Prime Securityholders"), regulatory and third party approvals and consents and Prime not proceeding with a superior proposal. If the Prime Acquisition results in the Partnership acquiring 100% of the Prime Securities, it is estimated that a total of up to 51 million Units will be issued in connection with the Prime Acquisition, representing an estimated 50% of the outstanding Units (after giving effect to the exchange of the currently outstanding RPUs).

Rationale for the Prime Acquisition

        The Prime Acquisition is consistent with the Partnership's objectives and growth strategy. Since investing in the Recapitalization of Babcock and Brown Infrastructure (now Prime) in November, 2009, the Partnership has been working closely with Prime management. As a result, we have developed a deep understanding of Prime's assets and believe that the respective groups are highly complementary. The Partnership sees a number of long term positive benefits arising from the Prime Acquisition, including:

  (i)
  significant anticipated FFO(3) accretion per Unit. Upon successfully completing the acquisition of 100% of the Prime Securities, the Partnership plans to increase its target annual distribution in calendar 2011 to US$1.24 per Unit (an increase of 13%), subject to board approval, based on business conditions at that time;

(3)
FFO is a non-IFRS measure. See "Cautionary Statement Regarding the Use of Non-IFRS Measures", above.

(ii)
expansion of our global franchise as a leading owner and operator of high quality, long-life infrastructure assets with increased scale and growth opportunities and increased access to both the debt and equity markets to fund such growth prospects;

  (iii)
  enhanced trading liquidity of Units within a combined enterprise having a market capitalization in excess of US$2.5 billion(4); and

(4)
Based on the sum of the fully-diluted number of outstanding Units (which includes Units and general partnership units of the Partnership) of approximately 106.7 million and the number of Units to be offered as consideration in connection with the Prime Acquisition of an estimated 51 million (calculated as the number of Prime Securities currently on issue that are not already held by us of 211.4 million multiplied by the exchange ratio of 0.24) multiplied by US$17.02, being the 5-day VWAP for one Unit on the NYSE for the 5 trading days ending immediately preceding August 23, 2010, the date on which we and Prime announced the Transaction and the Partnership and Brookfield Infrastructure delivered drawdown notices to Brookfield Asset Management under the Equity Commitments.

(iv)
a simplified ownership structure of the two businesses.

Liquidity Facilities and Equity Commitments

        As part of the Transaction, to accommodate holders of smaller numbers of Prime Securities and holders in jurisdictions where the issuance of Units would be illegal or impractical, Prime Securityholders will be able to elect (and in some jurisdictions will be required) to participate in liquidity facilities that allow them to receive a cash payment in lieu of Units in exchange for his or her Prime Securities. In order to support these liquidity facilities, Brookfield Asset Management has provided the Equity Commitments of up to US$300 million, in aggregate, as part of the Transaction. Of the 51 million Units that we estimate will be issued in connection with the Prime Acquisition, it is estimated that a maximum of 18 million Units or RPUs will be issued pursuant to the Equity Commitments, representing an estimated 17% of the outstanding Units (after giving effect to the exchange of the outstanding RPUs). Any issuance to Brookfield Asset Management and its affiliates (collectively, "Brookfield") under the Equity Commitments will be used to fund payments to Prime Securityholders under these liquidity facilities in respect of Units that would otherwise have been issued to them pursuant to the Transaction. Subject to the amount drawn under the Equity Commitments, the funds will first be satisfied from the Additional Commitment (as defined below) with any remainder being satisfied from the Initial Commitment (as defined below). For details regarding the Equity Commitments, see "Agreements Relating to the Prime Acquisition and Equity Commitments".

        The Equity Commitments have been provided by Brookfield Asset Management to provide us with access to capital in order to provide cash to Prime Securityholders who elect to receive cash or those in jurisdictions where the issuance of Units is illegal or impractical. We believe that the Equity Commitments provide greater support for the orderly disposition of Units, as compared with more traditional liquidity or sales facilities in which securities are sold directly into the market during a relatively short period of time for purposes of monetizing securities. Following completion of the Transaction, assuming 100% of the Prime Securities are acquired and assuming full draw down of the Equity Commitments, Brookfield will have an effective approximate 39% interest in the Partnership.

        The Transaction does not affect the control of the Partnership, and the Equity Commitments permit Brookfield to maintain a significant equity interest in the Partnership, maintaining its alignment with Unitholders.

Recommendation of the Board

        The directors of the Managing General Partner have approved the Prime Acquisition and Equity Commitments, subject to Unitholder approval, and unanimously recommend that Unitholders vote FOR the Resolution.

 MEETING AND VOTING INFORMATION

Time, Date and Place of Meeting

        The Meeting of Unitholders will be held on November 2, 2010 at 11:00 a.m. (Eastern Daylight Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York.

Purpose of Meeting

        At the Meeting, Unitholders will be asked to vote upon, and if deemed appropriate, adopt the Resolution, in the form annexed to this Circular as Appendix A, approving the Transaction. For details regarding the Transaction, see "Matters to be Acted on at the Meeting".

Approvals Required

        The Resolution must be approved by a majority of the votes cast by Unitholders present in person or represented by proxy at the Meeting. This approval is required under the rules of the TSX even though the Units and RPUs are not generally voting securities and Unitholders are generally not entitled to participate in the management of the Partnership. Brookfield, BAM Investments Corp. and Partners Limited, which beneficially own, directly or indirectly, or exercise control or direction over 42,470,220 RPUs and 2,287,874 Units, representing approximately 42% of the outstanding Units eligible to vote on the Resolution, have expressed their intention to vote in favour of the Transaction.

        Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the transaction exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. Because the Transaction will result in aggregate dilution of greater than 25%, Unitholder approval is required. The holders of RPUs are voting along with the holders of Units because the RPUs are effectively exchangeable for Units on a one-for-one basis and are the economic equivalent of Units. The rules of the TSX require that the issuances pursuant to the Transaction be approved by a majority of votes cast by Unitholders.

        Separate approval of the Equity Commitments by disinterested Unitholders (excluding Brookfield) is not required. The Equity Commitments consists of draws under two separate commitments made by Brookfield Asset Management, the first is a draw of up to US$125 million under the US$200 million commitment dated December 4, 2007 (the "Initial Commitment") and the second is a full draw of the up to US$175 million commitment dated August 23, 2010 (the "Additional Commitment"). The Initial Commitment was made by Brookfield Asset Management prior to our spin-off and listing on the TSX. The issuance of Units or RPUs pursuant to the Initial Commitment is therefore not subject to the rules of the TSX, including rules relating to disinterested Unitholder approval. Based on the subscription price of US$17.02, being equal to the volume-weighted average of the trading price (the "VWAP") for one Unit on the NYSE for the five trading days immediately preceding August 23, 2010, the date on which the Partnership and Brookfield Infrastructure delivered drawdown notices to Brookfield Asset Management, the Additional Commitment provides for the issuance of Units or RPUs representing less than 10% of the outstanding Units, and therefore does not require disinterested Unitholder approval.

        The Prime Acquisition is a related party transaction in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101") because Prime is a related party of the Partnership, but is a downstream transaction and is therefore exempt from the valuation and minority approval requirements of MI 61-101. The issuance of Units or RPUs pursuant to the Equity Commitments is exempt from the valuation and minority approval requirements as the value of the Equity Commitments is less than 25% of the Partnership's market capitalization.

        The independent directors of the Managing General Partner (the "Independent Directors") administer a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. The Partnership's conflicts policy requires that transactions that give rise to a conflict of interest must be approved by a majority of the Independent Directors. The Independent Directors have approved both the Equity Commitments and the Drawdown Notices (as defined below).

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by or on behalf of Brookfield Infrastructure Group Corporation (the "U.S. Manager") for use at the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, by e-mail or by telephone.

        The information contained in this Circular is given as at September 30, 2010, unless otherwise indicated.

Appointment of Proxies

        The persons named in the enclosed proxy card are directors of the Managing General Partner. Each Unitholder has the right to appoint a person other than a person named in the enclosed proxy card, who need not be a Unitholder, to represent such Unitholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Unitholder in the space provided in the proxy card and striking out the names of the persons designated in the proxy card or by completing another proper proxy card.

        Proxies designated by way of the Internet or by telephone must be received before 11:59 p.m. (Eastern Daylight Time) on the day before the Meeting.

Revocation of Proxies

        A Unitholder who has given a proxy may revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so by an instrument in writing, including another proxy, duly executed by the Unitholder or by his or her attorney duly authorized in writing, deposited with the Partnership as provided above. A Unitholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting of Units

General

        On any ballot that may be called for, the persons designated in the enclosed proxy card will vote the Units or RPUs in respect of which they are appointed by proxy in accordance with instructions of the Unitholder indicated on the proxy card.

        In the absence of instructions with respect to the Resolution, the Units will be voted FOR the Resolution.

        The enclosed proxy card confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting (the "Notice") and other matters which may properly come before the Meeting. At the date of this Circular, the Managing General Partner is not aware of amendments, variations or other matters to come before the Meeting, except those which are indicated in the Notice.

Voting by Registered Unitholders

        Registered Unitholders can vote their Units or RPUs at the Meeting in person or by proxy. To assure representation at the Meeting, registered Unitholders are strongly encouraged to vote by proxy. Registered Unitholders who do not plan to attend the Meeting or do not wish to vote in person are also strongly encouraged to vote by proxy. Voting by proxy can be completed by way of telephone voting or via the Internet, or by returning the proxy card included with this Circular. Sending in a proxy card will not prevent a registered Unitholder from voting in person at the Meeting. Such registered Unitholder's vote will be taken and counted at the Meeting. If you are attending the Meeting in person, please arrive well in advance to ensure that your vote will be counted.

Voting by Non-Registered Unitholders

        In many cases, Units or RPUs which are beneficially owned by a non-registered Unitholder (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (the "Intermediary") that the Non-Registered Holder deals with in respect of the Units such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or (ii) in the name of a depository (such as CEDE & Co.) of which the Intermediary is a participant. The Partnership has delivered the Notice, Circular and proxy card (collectively, the "Meeting Materials") to depositories and the Intermediaries for distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. The Partnership has chosen not to distribute the Meeting Materials directly to non-objecting beneficial holders.

        Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will be given either:

  Voting Instruction Form — A voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. The completion of the voting instruction form by telephone, the Internet or facsimile is permitted; or

  Proxy Card — A proxy card which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Units of RPUs beneficially owned by the Non-Registered Holder but which is otherwise not completed. The Non-Registered Holder need not sign this proxy card. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the proxy card and deliver it to the Partnership.

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Units or RPUs that they beneficially own. Only registered Unitholders can vote in person at the Meeting. Should a Non-Registered Holder who receives either a voting instruction form or proxy card wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should, in the case of a voting instruction form, follow the applicable directions on the form and, in the case of a proxy card, strike out the names of the persons designated in the proxy card and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. For greater certainty, Non-Registered Holders are encouraged to contact their Intermediary (bank, broker, etc.) to confirm voting procedures.

        In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including when and where the voting instruction form or proxy form is to be delivered.

Quorum

        A quorum for the Meeting is two or more individuals present in person either holding personally or representing as proxies, in the aggregate, more than 20% of the total outstanding Units.

Voting Units

        As at September 17, 2010, there were 63,155,680 issued and outstanding Units and 42,470,220 issued and outstanding RPUs. All Unitholders of record at the close of business on September 17, 2010, the Record Date established for the Notice, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy. Therefore, an aggregate of 105,625,900 Units and RPUs are eligible to have their votes counted.

Principal Unitholder

        To the best knowledge of the Managing General Partner and the officers of the U.S. Manager, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Units other than as set out below:

Unitholder	Number of Units		Percentage Outstanding Units(1)
Brookfield Asset Management	42,519,150	(2)	40.2%	(2)
Partners Limited (including the 42,519,150 Units held by Brookfield Asset Management)	44,758,094	(3)	42.3%	(3)

(1)
Assumes that all of the RPUs are exchanged for Units pursuant to the Redemption-Exchange Mechanism described in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 10.B "Memorandum and Articles of Association — Description of Brookfield Infrastructure's Limited Partnership Agreement — Redemption-Exchange Mechanism".

(2)
Brookfield Asset Management may be deemed to be the beneficial owner of 42,519,150 Units that it holds through wholly-owned subsidiaries, constituting approximately 40.2% of the issued and outstanding Units, assuming that all of the RPUs are exchanged for Units pursuant to the Redemption-Exchange Mechanism described in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 10.B "Memorandum and Articles of Association — Description of Brookfield Infrastructure's Limited Partnership Agreement — Redemption-Exchange Mechanism". This includes 48,930 Units beneficially held by Brookfield Asset Management.

(3)
Partners Limited owns all of Brookfield Asset Management's Class B Limited Voting Shares and approximately 50% of BAM Investment Corp.'s common shares. Partners Limited may be deemed to be the beneficial owner of 44,758,094 Units, constituting approximately 42.3% of the issued and outstanding Units, assuming that all RPUs are exchanged for Units pursuant to the Redemption-Exchange Mechanism described in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 10.B "Memorandum and Articles of Association — Description of Brookfield Infrastructure's Limited Partnership Agreement — Redemption-Exchange Mechanism". This includes 2,218,649 Units beneficially held by BAM Investment Corp. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and BAM Investments Corp.) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 20,295 Units with respect to which it has sole voting and investment power.

        Brookfield, BAM Investments Corp. and Partners Limited have expressed their intention to vote in favour of the Resolution.

THE PARTNERSHIP

Formation and Administration

        The Partnership is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. The registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and the telephone number at that address is +1-441-296-4480. The Partnership and its related entities own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The Partnership is a publicly-traded reporting issuer on the NYSE and on the TSX under the symbols "BIP" and "BIP.UN", respectively. For additional information, see the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

Current Ownership and Structure of the Partnership

        The primary ownership and structural relationships among the Partnership, the Managing General Partner and Brookfield (prior to giving effect to the Transaction) are set out in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 4.C "Organizational Structure".

        Brookfield Infrastructure's operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	Coal Terminal Operations	Australasia
Fee for service	Energy Transmission	Primarily North America
	Railroads	Australasia
	Ports	Europe
Timber	Freehold Timberlands	North America

MATTERS TO BE ACTED ON AT THE MEETING

The Prime Acquisition

        On August 23, 2010, the Partnership entered into an agreement with Prime in respect of the Prime Acquisition. Under the terms of the Prime Acquisition, the holders of the 60.1% of Prime Securities not held by us will receive 0.24 Units for each Prime Security held, representing a value of A$4.60 per Prime Security based on the value of Units on August 20, 2010, the last trading day prior to announcement of the Prime Acquisition and an Australian Dollar to U.S. Dollar exchange rate of 0.8939. The Prime Acquisition will be effected either through the Scheme or, if the Scheme is unsuccessful, through the Bid for any and all Prime Securities not held by us. Upon successful completion of the Scheme, the Partnership will increase its ownership of Prime from 39.9% to 100% or, in the alternative, upon successful completion of the any or all Bid, the Partnership will increase its ownership based upon the number of Prime Securities tendered, up to 100%. The Prime Acquisition is subject to several conditions including the approval of Unitholders and (in the case of the Scheme) Prime Securityholders, regulatory and third party approvals and consents and Prime not proceeding with a superior proposal. See "Agreements Relating to the Prime Acquisition and Equity Commitments". If the Prime Acquisition results in the Partnership acquiring 100% of the Prime Securities, a total of up to an estimated 51 million Units will be issued in connection with the Prime Acquisition, representing an estimated 50% of the outstanding Units (after giving effect to the exchange of the currently outstanding RPUs).

        The closing of the Prime Acquisition is dependent on the outcome of the Meeting and (in the case of the Scheme) the meetings of Prime Securityholders and is expected to occur on or about December 8, 2010, subject to receipt of all necessary regulatory and third party approvals and consents and Prime not proceeding with a superior proposal.

Background

        On November 20, 2009, we invested US$941 million to acquire a 39.9% interest in Prime (formerly Babcock & Brown Infrastructure) (the "BBI Transaction") and a significant direct interest in two assets from Prime. The first direct investment is our UK port, a "landlord" port which is the fourth largest by tonnage in the UK. The second direct investment is our Australian coal terminal, one of the largest coal export terminals in the world. In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over US$1.6 billion from the Partnership, Brookfield and other investors to repay debt. Following the recapitalization, Prime's proportional debt leverage decreased from 98% to approximately 68%.

        Our participation in the BBI Transaction was financed in part by a public offering of 40,669,411 Units at a price of C$15.55 per Unit that closed in November, 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters' over-allotment option, were approximately C$600 million. We funded the balance of our US$941 million investment in Prime through the issuance of RPUs and general partner units of Brookfield Infrastructure to Brookfield. Unitholders, other than Brookfield, approved this investment at a special meeting of Unitholders on November 16, 2009, which allowed Brookfield to maintain its 41% interest in Brookfield Infrastructure.

        Over a period of months prior to announcement of the Transaction, we were contacted by a number of large Prime investors encouraging us to undertake a merger transaction of this nature. In June 2010, initial discussions between representatives of our Manager and Prime took place regarding an acquisition of the Prime Securities not already held by us. On August 23, 2010, the Partnership and the Managing General Partner entered into the Implementation Agreement (as defined below) with Prime, which provides for us to acquire Prime by way of the Scheme or, if the Scheme is unsuccessful, by way of the any or all Bid.

Rationale for the Prime Acquisition

        The Prime Acquisition is consistent with the Partnership's objectives and growth strategy. Since investing in the Recapitalization of Babcock and Brown Infrastructure (now Prime) in November, 2009, the Partnership has been working closely with Prime management. As a result, we have developed a deep understanding of Prime's assets and believe that the respective groups are highly complementary. The Partnership sees a number of long term positive benefits arising from the Prime Acquisition, including:

        Accretive immediately to all holders of Units — significant anticipated FFO(5) accretion per Unit. Upon successfully completing the acquisition of 100% of the Prime Securities, the Partnership plans to increase its target annual distribution in calendar 2011 to US$1.24 per Unit (an increase of 13%), subject to board approval, based on business conditions at that time.

        Expansion of our global franchise and increased access to capital — Expands our global franchise as a leading owner and operator of high quality, long-life infrastructure assets with increased scale and growth opportunities. In addition, the Prime Acquisition provides increased access to both the debt and equity markets to fund the merged business's enhanced organic growth prospects.

        Trading liquidity — Enhances the trading liquidity of Units within a combined enterprise having a market capitalization in excess of US$2.5 billion(6); and

(5)
FFO is a non-IFRS measure. See "Cautionary Statement Regarding the Use of Non-IFRS Measures", above.

(6)
Based on the sum of the fully-diluted number of outstanding Units (which includes Units and general partnership units of the Partnership) of approximately 106.7 million and the number of Units to be offered as consideration in connection with the Prime Acquisition of an estimated 51 million (calculated as the number of Prime Securities currently on issue that are not already held by us of 211.4 million multiplied by the exchange ratio of 0.24) multiplied by US$17.02, being the 5-day VWAP for one Unit on the NYSE for the 5 trading days ending immediately preceding August 23, 2010, the date on which we and Prime announced the Transaction and the Partnership and Brookfield Infrastructure delivered drawdown notices to Brookfield Asset Management under the Equity Commitments.

        Simplified structure — Simplifies the ownership structure of the two businesses.

Liquidity Facilities and Equity Commitments

        As part of the Transaction, to accommodate holders of smaller numbers of Prime Securities and holders in jurisdictions where the issuance of Units would be illegal or impractical, Prime Securityholders will be able to elect (and in some jurisdictions will be required) to participate in liquidity facilities (the "Voluntary Liquidity Facility" and "Compulsory Sale Facility", respectively) that allow them to receive a cash payment in lieu of Units in exchange for his or her Prime Securities. In order to support the Voluntary Liquidity Facility and Compulsory Sales Facility, Brookfield Asset Management has provided the Equity Commitments of up to US$300 million, in aggregate as part of the Transaction. Of the 51 million Units that we estimate will be issued in connection with the Prime Acquisition, it is estimated that a maximum of 18 million Units or RPUs will be issued pursuant to the Equity Commitments, representing an estimated 17% of the outstanding Units (after giving effect to the exchange of the outstanding RPUs). Any issuances to Brookfield under the Equity Commitments will be used to fund payments to Prime Securityholders under these liquidity facilities in respect of Units that would otherwise have been issued to them pursuant to the Transaction. Subject to the amount drawn under the Equity Commitments, the funds will first be satisfied from the Additional Commitment with any remainder being satisfied from the Initial Commitment. For details regarding the Equity Commitments, see "Agreements Relating to the Prime Acquisition and Equity Commitments".

        The Equity Commitments have been provided by Brookfield Asset Management to provide us with access to capital in order to provide cash to Prime Securityholders who elect to receive cash or those in jurisdictions where the issuance of Units is illegal or impractical. We believe that the Equity Commitments provide greater support for the orderly disposition of Units, as compared with more traditional liquidity or sales facilities pursuant to which securities are sold directly into the open market over a relatively short period of time. Following completion of the Transaction, assuming 100% of the Prime Securities are acquired and assuming full draw down of the Equity Commitments, Brookfield will have an effective approximate 39% interest in the Partnership.

        The Transaction does not affect the control of the Partnership and the Equity Commitments permit Brookfield to maintain a significant equity interest in the Partnership, maintaining its alignment with Unitholders.

Agreements Relating to the Prime Acquisition and Equity Commitments

Implementation Agreement

        On August 23, 2010, the Partnership and Managing General Partner entered into an implementation agreement (the "Implementation Agreement") with Prime under which, subject to the Scheme becoming effective, each Prime Securityholder on the register at the Scheme record date will receive 0.24 Units in consideration for each of their Prime Securities. If the Scheme becomes effective, the Partnership will acquire all of the Prime Securities not held by us. In conjunction with the Scheme, the Partnership will also make the Bid for all Prime Securities. The Bid is conditional upon the Scheme not becoming effective. The following represents a summary only and reference should be made to the full text of the Implementation Agreement, which can be found on www.sedar.com and on the website of the United States Securities Exchange Commission at www.sec.gov.

Scheme

        The Scheme consists of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia) (the "Company Scheme") and trust schemes under in accordance with Guidance Note 15 for the trust units of the Prime Securities (the "Trust Schemes") to facilitate the acquisition of the outstanding 60.1% of Prime Securities not held by us, in exchange for 0.24 Units for each Prime Security.

        In connection with the Scheme, the Voluntary Liquidity Facility will be provided under which any Prime Securityholder who is eligible to receive Units (i.e., where it would not illegal or impractical) may elect to receive, in lieu of up to 4,000 Units that they would otherwise have been entitled to receive, cash on the basis of US$17.02 per Unit (subject to the limitation described below). The amount of cash is equal to the VWAP for one Unit on the NYSE for the five trading days immediately preceding August 23, 2010, the date on which the Implementation Agreement was signed (and is equal to the subscription price under the Equity Commitments). Cash available to fund the Voluntary Liquidity Facility will be capped at US$300 million and any excess Units that Prime Securityholders elect into the Voluntary Liquidity Facility will be sold on the NYSE, and participating Prime Securityholders will receive a blended price.

        Prime Securityholders who are ineligible to receive Units due to illegality or impracticality ("Ineligible Foreign Securityholders") do not have the option to exchange Prime Securities for Units. Rather, the Units that Ineligible Foreign Securityholders would otherwise be entitled to receive will be sold through the Compulsory Sale Facility. To the extent that the above overall US$300 million cash cap is not exhausted by the Voluntary Liquidity Facility, Ineligible Foreign Securityholders will be paid from the surplus cash provided under the Equity Commitments a price per Unit equal to the VWAP of Units over a period of 20 trading days on the NYSE beginning on a date specified by the Partnership which will be no later than the day falling five trading days prior to the date the Australian courts issue the order approving the Scheme and, to the extent required, any excess Units that would otherwise have been issued to Ineligible Foreign Securityholders will be sold on the NYSE, and Ineligible Foreign Securityholders will receive a blended price.

        The Company Scheme and Trust Schemes are inter-conditional so that each of the schemes must become effective in order for the Partnership to acquire the Prime Securities.

Bid

        If the Scheme does not become effective, the Partnership will proceed with the Bid for any or all of the Prime Securities, subject to satisfaction or waiver of all conditions thereto. The Bid price will be 0.24 Units per Prime Security (which is the same as under the Scheme). This Bid may result in the Partnership acquiring less than 100% of Prime. If the Bid proceeds, and subject to receipt of appropriate regulatory relief, the Compulsory Sales Facility will be available to Ineligible Foreign Securityholders to receive cash up to a cap at a price based on the VWAP of Units over a period of 20 trading days on the NYSE ending on the final day that the Bid is open to Prime Securityholders and, to the extent required, any excess Units that would otherwise have been issued to Ineligible Foreign Securityholders will be sold on the NYSE and/or the TSX, and Ineligible Foreign Securityholders will receive a blended price. The cap will be US$100 million or such greater amount (not exceeding US$300 million) determined by the Partnership.

        If regulatory relief is not received and the associated condition is waived, all Units that would otherwise be issued to Ineligible Foreign Securityholders will be sold on-market on their behalf. As a result of regulatory restrictions under Australian law, there will not be a Voluntary Liquidity Facility under the Bid.

Independent Expert

        Prime's independent directors commissioned Grant Samuel (the "Independent Expert") to prepare an Independent Expert's Report on the Scheme and Bid to ascertain whether the Scheme, or if applicable the Bid, is fair and reasonable to, and in the best interests of, Prime Securityholders. The Independent Expert has concluded that the Scheme is fair and reasonable to, and in the best interests of, Prime Securityholders in the absence of a superior proposal.

Conditions for the Scheme and Bid

        The Implementation Agreement provides for a number of conditions precedent for both the Scheme and Bid, including: all necessary Canadian, U.S. and Australian regulatory and judicial approvals being obtained; there being no change in laws relied upon to facilitate the Prime Acquisition; the absence of any court orders requiring the divestiture of assets by either the Partnership or Prime; all necessary distributions occurring; Unitholder and (in the case of the Scheme) Prime Securityholder approval being obtained; all necessary regulatory and third party approvals and consents being obtained; there being no breach or threatened breach of the Implementation Agreement; the Independent Expert issuing a report that concludes that the Scheme is in the best interests of Prime Securityholders or the Bid is fair and reasonable; and Prime's directors not withdrawing its recommendation of the Scheme or Bid.

Exclusivity

        Prime has warranted that other than the discussions with the Partnership in respect of the Scheme and the Bid, it is not currently in discussions in respect of a proposal or transaction that would result in a person other than the Partnership (or a related entity) acquiring a relevant interest in 20% or more of Prime Securities or 20% or more of Prime's assets or obtaining control of Prime (a "Competing Offer").

        Prime has agreed to a 'no shop' provision. In addition, subject to their statutory and fiduciary duties, Prime's directors must notify the Partnership if Prime receives any unsolicited approaches with respect to a Competing Offer (or certain events likely to lead to, or relate to, a Competing Offer), and the Partnership (or a related entity) has the right to match any Competing Offer.

Termination

        Either Prime or the Partnership may terminate the Implementation Agreement in certain circumstances, including: if the other party is in material breach of the Implementation Agreement and that breach remains unremedied within 10 business days of receiving notice of that breach; if the other party or a subsidiary of the other party becomes insolvent; if the Independent Expert determines that either the Scheme is not in the best interests of Prime Securityholders or Bid is not fair and reasonable; if a court or government takes action which permanently restrains or prohibits the Scheme or Bid; if a Competing Offer that is more favourable to Prime

Securityholders in the reasonable, good faith opinion of all the directors of Prime's board of directors is made; if six months have elapsed from the date of the Implementation Agreement; or if agreed by Prime and the Partnership.

        The Partnership may terminate the Implementation Agreement in certain circumstances, including: if a majority of Prime's directors (excluding the directors of Prime who were nominated by the Partnership) withdraw their recommendation to approve the Scheme or accept the Bid; if the Independent Expert opines that the Scheme is not in the best interests of Prime Securityholders or the Bid is not fair and reasonable; if Prime breaches a representation and warranty contained in the Implementation Agreement that results in a Prime Material Adverse Change (as defined in the Implementation Agreement); or if the Scheme has not become effective on or before the Completion Date (as defined below) or cannot be effective or implemented on or before the Completion Date.

        Prime may terminate the Implementation Agreement in certain circumstances, including: if a majority of the directors of Prime (excluding the directors of Prime who were nominated by the Partnership) withdraw their recommendation to approve the Scheme or accept the Bid; if the Partnership breaches a representation and warranty contained in the Implementation Agreement and this breach results in a Brookfield Material Adverse Change (as defined in the Implementation Agreement); or if the financing facility which the Partnership is required to provide to Prime is not executed before dispatch of the Bid.

Representations, warranties and other obligations

        Each of Prime and the Partnership have given representations and warranties to the other which are customary for an agreement of this kind. The Implementation Agreement also contains the usual mechanical provisions relating to the formulation, documentation and prosecution of the Scheme and the Bid.

Completion Date

        Prime and the Partnership have committed to implement the Scheme by December 31, 2010, or such later date as may be agreed upon by the parties (the "Completion Date"). If the Scheme is not effective by December 31, 2010, Prime and the Partnership must consult in good faith to: determine whether the Scheme can proceed by way of alternative means; extend the relevant time or date for the satisfaction of the conditions precedent; or extend the Completion Date. If the parties cannot reach agreement within five business days, either party may terminate the Implementation Agreement insofar as it relates to the Scheme.

Equity Commitments and Drawdown Notices

        Concurrent with the closing of our spin-off, Brookfield Asset Management provided to the Partnership and Brookfield Infrastructure the Initial Commitment in the amount of US$200 million. The Initial Commitment may be called by the Partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of Units or RPUs, as the case may be, to Brookfield, corresponding to the amount of the Initial Commitment called divided by the VWAP for Units on the principal stock exchange on which Units are listed for the five trading days immediately preceding the date of the call. The Initial Commitment is available to be called until January 31, 2011. The amount available will be reduced permanently by the amount so called.

        In addition, the Partnership, Brookfield Infrastructure and Brookfield Asset Management entered into the Additional Commitment in the amount of US$175 million, exclusively for the purposes of the Transaction, on identical terms and conditions as the Initial Commitment, except that the subscription price for the Additional Commitment will be the VWAP for Units on the principal stock exchange on which Units are listed for the five trading days immediately preceding the date of the call or, at the election of the Managing General Partner, 20 trading days.

        On August 23, 2010, the Partnership and Infrastructure Partnership provided Brookfield Asset Management with drawdown notices (the "Drawdown Notices") in connection with Transaction. The drawdown notices request that Brookfield Asset Management make a subscription payment of US$125 million under the Initial Commitment and a payment of US$175 million under the Additional Commitment. The Drawdown Notices provide that the Managing General Partner may reduce the amount of or cancel the call for the payments noted above by giving Brookfield Asset Management notice of such reduction or cancellation. The funds will first be drawn from the Additional Commitment and the remainder drawn from the Initial Commitment up to the maximum of US$300 million. If the full draw is used to fund the cash required for the Voluntary Liquidity Facility, the subscription price will be US$17.02, which is equal to the VWAP for one Unit on the NYSE for the five trading days immediately preceding August 23, 2010, the date on which the Partnership and Brookfield Infrastructure delivered drawdown notices to Brookfield Asset Management under the Equity Commitments and the Implementation Agreement was signed. The Implementation Agreement provides for up to US$50 million of the Equity Commitments to be used to fund the Compulsory Sales Facility in the event the Voluntary Liquidity Facility requires less than US$300 million of funding. In that case, the subscription price for the up to US$50 million of the Equity Commitments will be based on the same price as the price received by holders under the Compulsory Sales Facility.

        Assuming the full draw is made pursuant to the Equity Commitments, the Partnership will have remaining a US$75 million Initial Commitment following closing of the Transaction to provide additional liquidity as needed until it expires on January 31, 2011.

Aggregate Dilution to Unitholders

        If the Resolution is approved by the Unitholders, the number of Units to be issued to Prime Securityholders pursuant to the Prime Acquisition is estimated to be 51 million. The number of Units or RPUs to be issued to Brookfield pursuant to the Equity Commitments will be up to approximately 18 million Units, representing an estimated 17% of the outstanding Units (after giving effect to the exchange of the outstanding RPUs). Any issuance to Brookfield under the Equity Commitments will reduce the number of Units to be issued to Prime Securityholders.

        The precise number of Units to be issued to Brookfield under the Equity Commitments will be determined following: (i) identification of the Prime Securityholders that must receive cash pursuant to the Compulsory Sales Facility; and (ii) close of the period for Prime Securityholders to elect to receive cash pursuant to the Voluntary Liquidity Facility.

Recommendation of the Board

        The directors of the Managing General Partner have approved the Prime Acquisition and Equity Commitments, subject to Unitholder approval, and are unanimously recommending that Unitholders vote in favour of the Resolution.

Post-Closing Business of the Partnership

        Following completion of the Transaction, and assuming 100% of the Prime Securities are acquired and full draw down of the Equity Commitments, the Partnership will increase its ownership interest in Brookfield Infrastructure to approximately 61% and Brookfield will have an approximate 39% interest in Brookfield Infrastructure. We will also increase our ownership interests in both our utilities and fee for service businesses. Specifically, our ownership interests in our Australian coal terminal operations and our New Zealand and European energy distribution operations will increase from 40%, 17%, and 40% to 70%, 42%, and 100%, respectively. In addition, our ownership interests in our North American and European energy transmission operations, our Australian railroad and our European port operations will increase from 11%, 40%, 40%, and 24% to 26%, 100%, 100% and 60%, respectively.

        For further discussion of our operations, see the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 4.B "Business Overview".

        The Prime Acquisition is expected to significantly increase the FFO(7) of Brookfield Infrastructure going forward and to be immediately accretive to our per Unit FFO. Following completion of the Transaction and assuming that we successfully acquire all of the Prime Securities not held by us, we plan to increase our target annual distribution in calendar year 2011 to US$1.24 per Unit (an increase of 13%), subject to board approval and based on business conditions at that time. In addition, the Prime Acquisition is expected to increase the Partnership's proportionate share of total assets by approximately US$3 billion to in excess of US$7.5 billion. Approximately 80% of our EBITDA(8) is expected to be derived from businesses that either have long-term contracts or are regulated.

(7)
FFO is a non-IFRS measure. See "Cautionary Statement Regarding the Use of Non-IFRS Measures", above.

(8)
EBITDA is a non-IFRS measure. See "Cautionary Statement Regarding the Use of Non-IFRS Measures", above.

        With the enhanced scale of our business, we also expect that we will have increased organic growth opportunities within our portfolio. These growth prospects include the expansion and upgrade of our Australian railroad and our Australian coal terminal operations. Furthermore, with private sector participation in the infrastructure industry anticipated to undergo significant growth in the coming years, we believe that, as a "pure play" global infrastructure company, we are well positioned to pursue our acquisition and growth strategy from this enhanced platform, and to be a long-term leader in this industry.

        We have owned a 39.9% interest in Prime since November 20, 2009. Accordingly, the management's discussion and analysis contained in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and in the interim financial statements for the three and six months ended June 30, 2010 describe our operations held through Prime, their key drivers and their financial contribution to Brookfield Infrastructure since the date of acquisition. Brookfield Infrastructure currently equity accounts for Prime, but following completion of the Prime Acquisition a number of the Prime operations will be consolidated by Brookfield Infrastructure, reflecting Brookfield Infrastructure's effective control of Prime and these operations. Prime's audited consolidated financial statements as at and for the year ended June 30, 2010 are available on Prime's website at www.primeinfrastructure.com.

        The disclosure documents sent to Prime Securityholders in connection with the Prime Acquisition (the "Prime Documents") contain unaudited pro forma financial information that was prepared to provide Prime Securityholders with an indication of the historical performance of the Partnership and Brookfield Infrastructure for the year ended December 31, 2009 and as at and for the six months ended June 30, 2010, as if a number of transactions, including the Prime Acquisition, had occurred on January 1, 2009. The Prime Documents are available on the Partnership's website www.brookfieldinfrastructure.com, on the website of the Securities and Exchange Commission at www.sec.gov and through our SEDAR profile at www.sedar.com. However, we caution Unitholders that the unaudited pro forma information in the Prime Documents was required to be prepared in accordance with Australian practice, which differs from the practice in North America in a number of respects. Moreover, the pro forma information contained in those documents reflects a number of transactions in addition to the Prime Acquisition and is not, and should not be considered to be, a prediction of the performance of the Partnership or Brookfield Infrastructure at any date in the future.

RISK FACTORS

        Specific risks relating to the Prime Acquisition are set out below. For further information on these and other risks relating to the Prime Acquisition, see the Prime Documents, which are available on the Partnership's website www.brookfieldinfrastructure.com, on the website of the Securities and Exchange Commission at www.sec.gov and through our SEDAR profile at www.sedar.com. Risks relating to the business and operations of the Partnership are set out under the heading "Risk Factors" in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009. Before determining whether to vote in favour of the Resolution, Unitholders should give careful consideration to the following factors.

Risks Related to the Prime Acquisition

The Prime Acquisition may not be completed as planned

        The Prime Acquisition is subject to a number of closing conditions, including securityholder, regulatory and other third party approvals, that are beyond our control and may not be satisfied. As such, there is no assurance that the Prime Acquisition will be completed. If the Prime Acquisition is not completed, the Partnership will not realize the benefits described in this Circular, including as described under "Matters to be Acted on at the Meeting — Rationale for the Prime Acquisition". If the Prime Acquisition is completed, there is no assurance that the Partnership will achieve the anticipated benefits at all or within the time periods contemplated by the Partnership. If the Prime Acquisition is not completed on the terms agreed with Prime, the market value of Units may decline significantly and we may not be able to achieve the benefits described in this Circular. If a Competing Offer is made to Prime, then we have the right to match the higher price, but our expected benefits from the Prime Acquisition might be reduced. If we do not match the terms of the Competing Offer, we will not be able to complete the Prime Acquisition or realize the benefits.

        If the Scheme is not implemented, it is possible that the Partnership will acquire less than 100% of the Prime Securities pursuant to the Bid. The impact on the Partnership upon the completion of the Bid will depend on the ultimate level of ownership acquired, but, in any event, the existence of a minority interest in Prime may have an impact on the Partnership's capacity to realize the benefits described in this Circular. In addition, the North American gas transmission operations may be required to withhold U.S. interest withholding tax, which will result in a reduction in Prime cash flow available for dilution to holders of Prime Securities, including the Partnership.

The Prime Acquisition may subject us to additional and heightened exposure to certain risks

        The Prime Acquisition will involve or heighten some or all of the following risks, which could materially and adversely affect our business, results of operations or financial condition:

  •
  potential disruption of the current operations;

  •
  diversion of resources, including Brookfield's time and attention;

  •
  the difficulty of managing the growth of a larger organization;

  •
  larger exposure to certain risks relating to those businesses in which we are increasing our ownership interest as a result of the Prime Acquisition, including:

  •
  risks of becoming involved in labour, commercial or regulatory disputes or litigation;

  •
  risks of environmental or other liabilities;

  •
  regulatory risks;

  •
  risks relating to refinancing debt, including in the North American gas transmission operations;

  •
  development risks relating, in particular, to the expansion of railroad and coal terminal operations, as discussed in this Circular;

  •
  risks relating to aboriginal claims to land; and

  •
  exposure to foreign currency risks due to geographic asset mix.

  •
  risks related to changes in control resulting from the Prime Acquisition, including with respect to Prime's New Zealand energy distribution operations.

        Each of these risks could impact the financial performance and position of the Partnership upon completion of the Prime Acquisition.

The Prime Acquisition may give rise to increased exposure to Prime's contingent liabilities

        The Prime Acquisition involves risks that could materially and adversely affect our business, including the failure to achieve expected results. Our current operations, including the further investment in Prime, may give rise to increased exposure to Prime's liabilities, such as claims for failure to comply with government regulations or other past activities. Accordingly, there is risk regarding any undisclosed or unknown liabilities or issues concerning those operations. The representations, warranties and indemnities of Prime to us in connection with the Prime Acquisition are limited and for the most part neither protect us against these liabilities nor guarantee the value of our investment.

Integration risks

        The Prime Acquisition will involve the further combination of the businesses owned by Brookfield Infrastructure and Prime which have previously operated independently. There is a risk that unexpected issues and complications may arise during the process of integration. There is a risk that the Partnership may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share upon completion of the Prime Acquisition if integration is not achieved in a timely and orderly manner. There is a risk that the Partnership may not realize the benefits described in this Circular on a timely basis, at all or to the extent envisaged or that the costs associated with achieving them may be higher than anticipated. Potential issues and complications influencing the achievement of a successful integration and of targeted benefits include:

  •
  integrating management information systems;

  •
  merging the culture and management styles of two organizations;

  •
  experiencing lower than expected cost savings;

  •
  integrating IT and support functions;

  •
  unintended losses of key employees; and

  •
  market conditions or changes in the regulatory environment impacting our ability upon completion of the Prime Acquisition to leverage increased international scale, presence and market intelligence to achieve anticipated benefits.

        Any failure to achieve the anticipated benefits could impact the financial performance and position of the Partnership upon completion of the Prime Acquisition.

Transaction costs

        The Partnership, Brookfield Infrastructure, the Managing General Partner and Prime will incur transaction, integration and restructuring costs in connection with the Prime Acquisition. The Partnership, Brookfield Infrastructure, the Managing General Partner and Prime will pay transaction fees and other expenses related to the Prime Acquisition, including financial advisers' fees, filing fees, legal and accounting fees, regulatory fees and mailing costs. It is difficult to predict the full extent of these costs before the integration process begins. Upon completion of the Prime Acquisition, we may incur additional unanticipated costs as a consequence of difficulties arising from efforts to integrate the operations of the businesses. Although the Managing General Partner expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, can offset incremental transaction, integration and restructuring costs over time, the Managing General Partner cannot give any assurance that this net benefit will be achieved in the near term, or even at all.

Initial potential of high volumes of sale of Units issued under the Prime Acquisition

        Some Prime Securityholders may not want to continue to hold Units issued to them under the Prime Acquisition and may wish to sell their Units on TSX or NYSE. In addition, if the US$300 million available from the Equity Commitments is exhausted by the Voluntary Liquidity Facility, any remaining Units in the Voluntary Liquidity Facility and Units that would have otherwise been issued to Ineligible Foreign Securityholders will be sold on the market. If a significant number of Prime Securityholders seek to sell their Units, the trading price of Units may be adversely affected.

Potential liabilities resulting from the increase in ownership of our Australian railroad operations

        The acquisition of the Prime Securities under the Prime Acquisition and the subsequent transfer of those securities to an affiliate of the Partnership may give rise to a liability to Western Australian stamp duty for the Partnership in relation to the increase in ownership of our Australian railroad operations. Whether such a liability does arise, and if so the extent of that liability, depends on how the current stamp duty dispute related to Prime's prior acquisition of these railroad operations is resolved, which is described in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 at Item 5 "Management's Discussion and Analysis of Financial Conditions and Results of Operations — Operating Platforms — Fee For Service — Business Development and Outlook".

MANAGEMENT OF THE PARTNERSHIP

Master Services Agreement

        The Partnership, together with Brookfield Infrastructure and other subsidiaries of Brookfield Infrastructure through which the Partnership holds its interests in operating entities (the "Service Recipients"), have entered into a master services agreement (the "Master Services Agreement") pursuant to which the U.S. Manager and certain other affiliates of Brookfield Asset Management who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to the Partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

        Additional information with respect to the Master Services Agreement is available in the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009. Copies of the Master Services Agreement are available electronically on SEDAR at www.sedar.com and on the website of the United States Securities Exchange Commission at www.sec.gov.

OTHER BUSINESS

        Management of the Partnership and the Managing General Partner know of no matter to come before the Meeting other than those matters referred to in the accompanying Notice.

OTHER INFORMATION

Auditors

        Deloitte & Touche LLP is and has been the Partnership's external auditor since its inception in May 2007. To the knowledge of the Partnership, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

Interest of Certain Persons in Matters to be Acted Upon

        Other than as described elsewhere in this Circular, no director, senior officer or other insider of Brookfield, or any of their associates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Indebtedness of Directors and Officers

        None of the directors, senior officers and other insiders of Brookfield, or any of their associates, has any indebtedness to the Partnership or any of its subsidiaries or trusts controlled by the Partnership.

Interests of Informed Persons in Material Transactions

        The Transaction involves the indirect issuance of Units or RPUs to the Partnership's majority Unitholder: Brookfield (Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3). Brookfield is also an affiliate of the Managing General Partner and the U.S. Manager.

Additional Information

        The Partnership is subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the United States Securities and Exchange Commission (the "SEC"). In addition, the Partnership is required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. Periodic reports and other information filed with the SEC may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that are filed with the Canadian securities regulatory authorities. These filings are electronically available from SEDAR at www.sedar.com. This information is also available at www.brookfieldinfrastructure.com. Financial information on the Partnership is provided in its comparative financial statements and MD&A for its most recently completed financial year.

Managing General Partner's Approval

        The contents and the mailing of the Notice and Circular have been approved by the Board of Directors of the Managing General Partner, on behalf of the Partnership.

DATED as of the 30th day of September, 2010.
By order of the Board of Directors of Brookfield Infrastructure Partners Limited, as general partner and on behalf of Brookfield Infrastructure Partners L.P.

Derek Pannell Chair

 APPENDIX A:

RESOLUTION

BE IT RESOLVED:

        THAT the transaction pursuant to which (i) Brookfield Infrastructure Partners L.P. (the "Partnership") will issue limited partnership units ("Units") of the Partnership to eligible holders of stapled securities (each a "Prime Security" and collectively, the "Prime Securities") of Prime Infrastructure Holdings Limited, in its own capacity and as responsible entity of Prime Infrastructure Trust and Prime Infrastructure Trust 2 (collectively, "Prime") pursuant to an acquisition of the Prime Securities not held by us, to be effected by way of a court approved scheme of arrangement or take-over bid and (ii) the Partnership (or Brookfield Infrastructure L.P.) will issue Units (or redeemable partnership units of Brookfield Infrastructure L.P.) to Brookfield Asset Management Inc. ("Brookfield Asset Management") or one or more of its affiliates pursuant to equity commitments entered into with Brookfield Asset Management, all as more particularly described in the management information circular of the Partnership dated September 30, 2010, is hereby approved; and

        THAT notwithstanding that this resolution has been passed by Unitholders, the Board of Directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, without further notice to, or approval of, Unitholders, is hereby empowered not to proceed with the Transaction.

A-1

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P. NOTICE OF SPECIAL MEETING OF UNITHOLDERS
TABLE OF CONTENTS
MANAGEMENT INFORMATION CIRCULAR September 30, 2010 CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
CURRENCY
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
RESPONSIBILITY STATEMENT
QUESTIONS AND ANSWERS
SUMMARY
MEETING AND VOTING INFORMATION
THE PARTNERSHIP
MATTERS TO BE ACTED ON AT THE MEETING
RISK FACTORS
MANAGEMENT OF THE PARTNERSHIP
OTHER BUSINESS
OTHER INFORMATION
APPENDIX A: RESOLUTION